SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TIGO ENERGY, INC.

(Name of Subject Company (Issuer))

TIGO ENERGY, INC.

(Name of Filing Person (Offeror))

Options To Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

77867P104

(CUSIP Number of Class of Securities)

Bill Roeschlein

Chief Financial Officer

Tigo Energy, Inc.

655 Campbell Technology Parkway, Suite 150

Campbell, CA 95008

(408) 402-0802

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copies to:

Laura Katherine Mann White & Case LLP 609 Main Street Houston, Texas 77002 Telephone: (713) 496-9700	Joel Rubinstein White & Case LLP 1221 Avenue of the Americas New York, New York 10020 Telephone: (212) 819-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Tigo Energy, Inc., a Delaware corporation (“Tigo” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 12, 2024 (as so amended, this “Schedule TO”).

This Schedule TO relates to an offer (the “Offer”) by the Company to eligible employees and directors to exchange certain outstanding options to purchase shares of our Common Stock (“Common Stock”) for new options to purchase a number of shares of our Common Stock (“Replacement Options”), upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options, dated November 12, 2024 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i) and incorporated herein by reference.

Only Eligible Options may be exchanged in the Option Exchange. For these purposes, “Eligible Options” are those options that (i) were granted under the Tigo Energy, Inc. 2023 Equity Incentive Plan (the “Equity Incentive Plan”), (ii) have an exercise price greater than $10.64 per share and (iii) are held by an employee or director of the Company or its subsidiaries as of the grant date of the Replacement Options.

The Offer commenced on November 12, 2024 and expired at 11:59 P.M. Eastern Time on December 10, 2024.

This Amendment No. 2 is being filed in accordance with Rule 13e-4(c)(4) under the Securities of Exchange Act of 1934, as amended. This Amendment No. 2 is made to amend and supplement Item 12 (Exhibits) of the Schedule TO to update Exhibit (a)(1)(vii) to include the final exchange ratios emailed to the holders of Eligible Options on December 10, 2024 and to report the results of the Offer. This Amendment No. 2 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. Capitalized terms used in this Amendment No. 2 but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 4. Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

“The Offer expired on December 10, 2024 at 11:59 P.M. Eastern Time. A total of 21 employees and directors elected to participate in the Offer. Pursuant to the terms and conditions of the Offer, the Company accepted for exchange Eligible Options to purchase an aggregate of 725,028 shares of Common Stock, representing approximately 96.6% of the total shares of Common Stock underlying the Eligible Options. All surrendered options were cancelled effective as of the expiration of the Offer. Effective promptly following the expiration of the Offer, the Company granted Replacement Options to purchase an aggregate of 181,107 shares of Common Stock under the Equity Incentive Plan. The terms of the Replacement Options are described in detail in the Offer to Exchange.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2024	TIGO ENERGY, INC.

	By:	/s/ Bill Roeschlein
	Name:	Bill Roeschlein
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description
(a)(1)(i)*	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated November 12, 2024
(a)(1)(ii)*	Form of Announcement Email.
(a)(1)(iii)*	Election Form.
(a)(1)(iv)*	Withdrawal Form.
(a)(1)(v)*	Forms of Confirmation Email.
(a)(1)(vi)*	Forms of Reminder Email.
(a)(1)(vii)	Form of Email to Holders Regarding Final Exchange Ratios
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)(1)	2023 Equity Incentive Plan of Tigo Energy, Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-40710), filed with the Securities and Exchange Commission on May 30, 2023).
(d)(2)	Form of Stock Option Grant Notice (incorporated by reference to Exhibit 4.9 to the Company’s Registration Statement on Form S-8 (File No. 333-273897), filed with the SEC on August 10, 2023).
(g)	Not applicable
(h)	Not applicable
107*	Calculation of Filing Fees

*	Previously filed.

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